Schroder Fund Advisors LLC

Statement of Financial Condition
December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                        MM/DD/YY   MM/DD/YY

SEC FILE NUMBER

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Schroder Fund Advisors LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__7 Bryant Park__
                                        (No. and Street)

__New York__	__NY__	__10018-3706__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Robert Fortino__	__+1 (212) 751-4422__	__RFortino@dfppartners.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
                    (Name – if individual, state last, first, and middle name)

__5 Times Square__	__New York__	__NY__	__10036__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __William Sauer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Schroder Fund Advisors LLC_____, as of __12/31_____, 2 _021_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _~~signature~~_____

Title: _Manager_____

_~~signature~~_____
Notary Public

ANGEL LANIER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LA6284614
Qualified in Kings County
Certificate Filed in New York County
My Commission Expires 11-09-20 25

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

Schroder Fund Advisors LLC
Index

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member and Board of Managers of
  Schroder Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Schroder Fund Advisors LLC (the Company) as of December 31, 2021, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2018.

New York, New York
February 28, 2022

1

Schroder Fund Advisors LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$ 4,286,868
Prepaid regulatory fees	100,054
Accrued income relating to investment company share selling activities	771,972
Receivable from affiliate	10,000
Total assets	$ 5,168,894

Liabilities and member's equity

Liabilities

Due to parent	$ 795,807
Due to affiliate	4,498
Accrued expenses	86,074
Total liabilities	886,379

Member's equity

Common stock, 200 membership units	$ 50,000
Additional paid-in capital	1,119,942
Retained earnings	3,112,573
Total member's equity	4,282,515
Total liabilities and member's equity	$ 5,168,894

The accompanying notes are an integral part of this statement of financial condition.

1. **Organization and nature of operations**

Schroder Fund Advisors LLC (the "Company"), is a Delaware limited liability company that succeeded in interest to Schroder Fund Advisors Inc. ("SFA Inc."), a New York corporation, through a merger transaction on June 30, 2010. Schroder Investment Management North America Inc. (the "Parent") is the sole member of the Company. The Parent is a wholly owned subsidiary of Schroder US Holdings Inc., which is indirectly wholly owned by Schroders plc. SFA Inc., the predecessor, was incorporated on February 17, 1989. The Company is a registered broker-dealer with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), and member of the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer set up to act as the placement agent for companies in the Schroders plc group and to hold the licenses of the registered salespeople in the United States. The Company currently acts as the placement agent for certain Hartford mutual funds as described in note 2 and note 4.

2. **Significant accounting policies**

Cash
Cash is on deposit at Citibank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts with this financial institution and believes it is not subject to any significant credit risk on cash.

Revenue from contracts with customers
Revenue from contracts with customers includes revenue relating to the Company's services provided to help facilitate investment companies share selling activities and administration fees. All investment companies doing business with the Company are part of the Hartford mutual fund complex.

Revenue relating to investment company share selling activities is recognized as income in the periods in which the services are performed based on assets under management of the Hartford mutual funds as per Additional Compensation Agreement entered into with Hartford Funds Management Company LLC. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

Revenue from administration fees is recognized as income in the periods in which the services are performed based on the number of registered representatives employed by Schroder Capital Management US Inc. as per the Client Introduction and Services Agreement. The Company believes that its performance obligation is satisfied each reporting period (on a monthly basis) as the services are performed.

The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) 606, "Revenue from Contracts with Customers", became effective for the Company on January 1, 2018. The Company recognizes revenue when (or as) services are transferred to its customers. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the customer. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the Company satisfies a performance obligation.

2.   **Significant accounting policies (continued)**

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and these differences could be significant.

Income taxes

In 2019, the FASB issued Accounting Standards Update 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes (the "ASU"), which simplifies the accounting for income taxes by removing certain exceptions, changing the accounting for certain income tax transactions and making minor improvements to the codification. The amendments are effective for the reporting period beginning after December 15, 2020.

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company's single member is the Parent as identified in Note 1. Under the ASU, an entity will not be required to allocate consolidated income taxes to a legal entity that is not subject to tax for the purposes of that legal entity's separate financial statements.

The Company is no longer a member of the U.S. tax sharing agreement with the Parent and Schroder US Holdings Inc., which is the agreement between members of the Parent's U.S. consolidated filing group that provides for allocation of consolidated income tax liabilities and benefits to certain members of the filing group. Furthermore, in accordance with the newly adopted ASU, the Parent is not required to allocate its consolidated amount of income taxes to the separate financial statements of legal entities that are not subject to income tax. As such, the Parent will no longer allocate income taxes to the Company. The Parent and the Company have made this election on a prospective basis. In connection with the adoption of this ASU, the Company has been removed from the U.S. tax sharing agreement by the Parent effective January 1, 2021. As such, the Parent will neither allocate income tax liabilities or benefits to the Company nor will it seek payment from the Company for income taxes either in the form of cash or capital repatriation effective as of January 1, 2021.

Had the ASU not been adopted, the Company would have recognized a current year income tax charge in its Statement of Income at an effective tax rate of 28.9%, which is in line with the prior year's effective tax rate excluding the impact of changes in estimates. The income tax accrual would have been recognized in the Statement of Financial Condition as a liability due to an affiliate.

3.   **Related party transactions**

Salaries and general and administrative costs of the Company are initially borne by the Parent and allocated to the Company under the Expense Sharing and Paying Agent agreement.

The Parent acts as the paying agent for the Company and amounts due are accrued and included within 'Due to Parent' or 'Due from Parent' on the Statement of Financial Condition. Amounts due from and to related parties are short term in nature and settle on a monthly basis.

Current tax expense determined pursuant to the intercompany tax sharing agreement described in the Accounting Policies section above is settled through the 'Due to affiliate' account. At December 31, 2021 substantially all of the balance on this account related to taxes payable.

Administration fee income pursuant to the Client Introduction and Services Agreement entered into with Schroder Capital Management US Inc. is settled through the 'Receivable from affiliate' account. At December 31, 2021 the entire balance on this account related to administration fee income.

4.   **Revenue relating to investment company share selling activities**

In October 2016, the Parent entered into a strategic partnership with Hartford Funds Management Company LLC ("Hartford"), which was formalized through the execution of a Fund Adoption Framework Agreement and a Sub-advisory Agreement. Ten of the affiliated mutual funds were reorganized as a series of shares of the Hartford Mutual Funds II, Inc., with Hartford becoming the registered investment adviser and the Parent becoming the sub-adviser for each of these funds. Following subsequent fund closures and mergers, there were eight mutual funds existing under this partnership as at December 31, 2021.

The Company also entered into an Additional Compensation Agreement, which was subsequently amended, for Class SDR activities with Hartford in order to compensate the Company for its efforts in servicing and promoting the sale of these funds to existing and prospective clients. Compensation is calculated as 90% of the gross spread between the eight mutual funds' management fee payable to Hartford and the sub-advisory fee payable to the Parent multiplied by the average daily net assets of the SDR share class less assets not attributable to the Company as a proportion of average daily net assets of each fund. The revenue is recognized as earned and is included in 'Revenue relating to investment company share selling activities' on the statement of income.

Substantially all of the revenues earned by the Company are received from Hartford. The Company expects to maintain this relationship with Hartford over the long-term.

4.   **Regulatory capital requirements**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. The Company's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. As of December 31, 2021, the Company had net capital, as defined, of $3,400,489 which was $3,341,397 in excess of its net capital requirement of $59,092, and its ratio of aggregate indebtedness to net capital was 0.261 to 1. Dividends and other capital withdrawals of the Company are subject to certain notifications and restrictive provisions of Rule 15c3-1.

The Company will not claim an exemption from 17 C.F.R § 240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff (The "SEC Guidance"). The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The Company's business activities are, and will remain as described in its Membership Agreement.

5.   **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is not currently calculable, as this would involve future claims that may be made against the Company that have not occurred.

6.   **Subsequent events**

Management has evaluated the events and transactions that have occurred through February 28, 2022, the date the financial statements were issued, and noted no items requiring adjustment to the financial statements or additional disclosures.